EXHIBIT 11.1

Statement Regarding the Computation of Per Share Earnings

Community Bancshares, Inc.

Computation of Net Income (Loss) per Common Share

The following tabulation presents the calculation of basic and fully diluted earnings per common share for the three months ended March 31, 2004 and 2003.

	For the three months ended March 31,
	2004	2003
Earnings (losses) on common shares	$55,043	$(549,110)

Weighted average common shares outstanding - basic	7,849,078	4,640,527

Earnings (loss) per common share - basic	$.01	$(0.12)

Weighted average common shares outstanding - diluted	7,881,302	4,640,527

Earnings (loss) per common share - diluted	$0.01	$(0.12)